Exhibit 6

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Demands That Sprint Allow Clearwire to Pursue a Competitive Bidding Process

Sends letter to Sprint Board demanding that Sprint not “interfere with the Clearwire board of directors’ full consideration of DISH’s tender offer” and allow “a truly fair and competitive bidding process” to take place

HOUSTON, June 3, 2013 — Crest Financial Limited, the largest of the independent minority stockholders of Clearwire Corporation (NASDAQ: CLWR), sent a letter to Sprint Nextel Corporation’s Board of Directors stating that DISH Network Corporation’s competing tender offer for Clearwire confirms that “Clearwire is the ultimate prize” in the bidding war over Sprint, and that Clearwire “is worth much more than what Sprint has offered.” Crest demanded that Sprint “permit Clearwire to give full consideration to DISH’s bid and to repurchase the notes issued to Sprint under [Sprint’s] unfair Note Purchase Agreement, without converting those notes at their dilutive exchange ratio.”

The letter from David K. Schumacher, Crest’s General Counsel, begins: “As we have repeatedly said in our public correspondence and have alleged in our lawsuit pending before the Delaware Court of Chancery, Sprint’s initial bid for Clearwire was grossly inadequate at $2.97 per share. Clearwire’s minority stockholders agreed and cast their votes against the proposed Sprint-Clearwire merger. Rather than accept a certain defeat, Sprint forced an adjournment of the vote and acknowledged the inadequacy of its bid by incrementally bumping its offer to $3.40 per share. DISH’s proposed tender offer at $4.40 per share proved that Sprint’s second attempt to squeeze out Clearwire’s minority stockholders was still at an inadequate price. A direct, competitive bidding process for Clearwire is underway. And it is clear that the final purchase price will be much higher than Sprint’s first or second offer.”

Schumacher continues: “We believe that Sprint’s goal all along has been to lock up Clearwire on the cheap, while selling itself to SoftBank, or another suitor, at a premium. It is evident that Clearwire is the true prize in this ongoing battle from SoftBank’s insistence that it direct your negotiations with Clearwire — going so far as to set the offer price and reserving approval power over any changes. Now that an adequate price for Clearwire has proven to be at least 50% higher than your initial $2.97 per share offer to take Clearwire private, you need to reconsider your recommendation in favor of Sprint’s transaction with SoftBank, if you still intend to secure a premium for Sprint. Certainly, that is what Sprint’s stockholders would expect from a board of directors duty-bound to pursue their best interests. Indeed, the proxy advisory firm Egan Jones recommended against your proposed transaction with SoftBank because it believes that Sprint’s stockholders should wait for precisely such revaluation.”

Schumacher notes: “To continue recommending in favor of SoftBank’s current offer price would admit that you are either breaching your duties to Sprint’s stockholders or that Sprint has been breaching its duties to Clearwire’s stockholders. As we have written copiously, we believe both $2.97 and $3.40 per share to be grossly inadequate offers for Clearwire. And the market has proven us right. Given the dramatic jump in the bidding process for Clearwire, from $2.97 in the original Sprint-Clearwire merger agreement to $4.40 in the latest DISH bid, all assumptions you might have had as to the true value of the Company have been definitively challenged. Thus, your duties to Sprint’s stockholders would seem to require you to demand a commensurate price increase from SoftBank. To argue otherwise, that the SoftBank offer still reflects full value for Sprint, would be an admission that your earlier offers for Clearwire were a naked attempt at misappropriating Clearwire’s value to Sprint. The only explanation for not demanding a higher price for Sprint now is that you always knew Clearwire to be worth more than $4.40 per share, but had already built Clearwire’s true value (which you intended to divert) into the Sprint-SoftBank transaction price.”

Schumacher’s letter also states: “There is some slight chance that Sprint was not mendacious but just misguided in dealing with Clearwire — that you believed in good faith that Clearwire is worth no more than $2.97 per share (and now $3.40 per share). Of course, we think Clearwire is worth much more than even the $4.40 bid from DISH that is currently on the table. But if you legitimately believe your prior offers to have reflected Clearwire’s true value, it is time for Sprint to reconsider its stated and dogged refusal to be a seller of Clearwire. DISH has proposed a tender offer for more than you are willing to pay for Clearwire yourself. If the tender offer exceeds your good faith valuation of Clearwire’s assets, then you have a fiduciary duty to your own stockholders to sell Sprint’s Clearwire shares to DISH. If instead you understand that Clearwire’s value is still much higher than DISH’s bid — as we believe you do — then you have an obligation as Clearwire’s controlling stockholder to present an offer reflecting that higher value. You cannot have it both ways.”

The letter to the Sprint Board concludes: “At the very least, you have an obligation as Clearwire’s controlling stockholder to get out of the way so that the process to sell Clearwire can proceed without your hindrance. Sprint has initiated the sales process for Clearwire, and you now have an obligation not to interfere with the Clearwire board of directors’ full consideration of DISH’s tender offer or other competing bids. It is imperative to the competitive bidding process for Clearwire — and thus critical to the Clearwire stockholders’ realization of the Company’s true value — that you not fight the DISH tender offer’s governance conditions, including DISH’s proposed Investor Rights Agreement, or DISH’s Note Purchase Agreement. In addition, Clearwire should be permitted to repurchase the notes issued under your coercive Note Purchase Agreement, without you converting the notes and unfairly diluting minority stockholders’ stake in the Company, so that a truly fair and competitive bidding process can take place. It is only through such a competitive bidding process that all of Clearwire’s stockholders can unlock the value of their investment, and as the Company’s controlling stockholder you are duty-bound to permit that process to unfold.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the proposed Sprint-Clearwire merger. If stockholders have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583. The full letter to the Sprint Board can be found at http://www.dfking.com/clwr or http://www.bancroftpllc.com/crest.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a supplement to its definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement and the supplement have been mailed to the stockholders of Clearwire. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND THE SUPPLEMENT, WHICH ARE AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement, the supplement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement and the supplement are also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” “believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

SOURCE: Crest Financial Limited